NAVISTAR FINANCIAL CORPORATION AND SUBSIDIARIES

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

MILLIONS OF DOLLARS

Exhibit 12

	For the Years Ended October 31,
	2007	2006	2005	2004	2003

Earnings
Income before taxes	$105.4	$127.2	$123.4	$113.7	$71.7
Fixed charges	238.0	194.6	133.3	98.9	123.9
Earnings before fixed charges	$343.4	$321.8	$256.7	$212.6	$195.6

Fixed charges
Interest expense	238.0	194.6	133.3	98.9	123.9
Total fixed charges	$238.0	$194.6	$133.3	$98.9	$123.9

Ratio of earnings to fixed charges	1.44	1.65	1.93	2.15	1.58

For the purpose of our ratio, earnings consist of the sum of pre-tax income, plus fixed charges. Fixed charges consist of consolidated interest expense of the US Borrower and its consolidated Subsidiaries, and dividends on any preferred stock of the US Borrower or other scheduled payments of a similar nature.

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